FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                         For the month of January 2003


                       Commission File Number 333-13944


                       Mahanagar Telephone Nigam Limited
            ------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                      N/A
                -----------------------------------------------
                (Translation of Registrant's name into English)


                      12th Floor, Jeevan Bharati Tower-1
                             124 Connaught Circus
                               New Delhi 110 001
                                     India
                   ----------------------------------------
                   (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F
                                   ----            ----


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdication in which the registrant is incorporate, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

   Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ----    ----
 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.



      Attached hereto is a copy of the unaudited financial results under Indian GAAP for the quarter ended December 31, 2002.




                                                        MAHANAGAR TELEPHONE NIGAM LIMITED
                                                        ---------------------------------
                                                          ( A Govt.of India Enterprise)
                                                                                                                     ANNEXURE -A
                                        UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31.12.2002
                                        -----------------------------------------------------------------

 Sl.No.                      Particulars           Q3          Q3       Cumulative for the   Cumulative for the    Year ended
                                                2002-03      2001-02       period ended         period ended        31.3.2002
                                                                            31.12.2002           31.12.2001         (Audited)
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
1        Net Income from Service                14631.52     16501.15        44272.47              47665.62         61437.24
2        Other Income                             574.30       371.76         1565.31               1744.17          2483.46
         Total                                  15205.82     16872.91        45837.78              49409.79         63920.70
3        Total Expenditure
       a.Staff Cost                              3742.04      3569.68        10943.74              10113.98         14004.89
       b.Admn./Operative Expenditure             2311.60      3045.97         6849.54               7575.62          9683.82
       c.Licence Fee                             1580.38      1383.71         4764.34               5123.43          6652.42
       d.Revenue Sharing                         1877.05      2365.03         6138.36               6714.55          7335.09
4        Interest                                  66.97         1.04          149.48                 21.05            56.76
5        Depreciation                            2248.86      1958.10         6342.11               5880.15          8164.56
         Total                                  11826.90     12323.53        35187.57              35428.78         45897.54
6        Profit Before Tax                       3378.92      4549.38        10650.21              13981.01         18023.16
7        Provision for Taxation                  1208.29      1269.23         3511.41               3554.35          4937.63
8        Prior period adjustments                   0.00         0.00            0.00                  0.00            78.76
8        Net Profit                              2170.63      3280.15         7138.80              10426.66         13006.77
9        Paid up equity share capital                                                                                   6300
         Face value of Rs.10/-each.
10       Reserves excluding                                                                                         83096.41
         Revaluation Reserve (As at 31.3.2002)

11       EPS                                        3.45         5.21           11.33                 16.55            20.65
         Basic/Diluted (in Rs.)
12       Aggregate of non-promoter
         shareholding:-
       a.Number of shares                                                                                          275627260
       b.Percentage of shareholding                                                                                   43.75%
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Notes:
-----
    1    The above results have been taken on record by the Board of Directors in their meeting held on 23.01.2003.
    2    Pending finalisation of interconnection agreement with BSNL, the revenue sharing have been worked out as per formula applicable to other operators.
    3    Previous period figures have been regrouped/rearranged whereever necessary.

                                                                                         For and on behalf of the Board of Directors
Place:  New Delhi                                                                                        (RSP Sinha)
Date :  23.01.2003                                                                                 Director (Finance)





                                    UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE QUARTER
                                    ----------------------------------------------------------------------------
                                                                ENDED ON 31/12/2002
                                                                -------------------
                                                                                                                 Rs. in Million
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                 Particulars                                  Business Segments                 Unallocable           Total
                                                  -----------------------------------------
                                                    Basic Services            Cellular
------------------------------------------------------------------------------------------------------------------------------------
Income from Services                                  14276.46                355.06                0.00          14631.52
Inter Unit Income                                         0.00                  0.00                0.00              0.00
Other Income                                             91.57                  4.59              478.14            574.30
Total:                                                14368.03                359.65              478.14          15205.82
Segment result before interest/                                                                                       0.00
 extra- ordinary items and Tax                         2852.80                263.70              329.38           3445.89
Less: Interest                                           66.97                  0.00                0.00             66.97
Profit before Extra-ordinary                                                                                          0.00
items and Tax                                          2785.83                263.70              329.38           3378.92
Less: Prior period items                                  0.00                  0.00                0.00              0.00
Profit before tax                                      2785.83                263.70              329.38           3378.92
Less: Provision for Tax                                   0.00                  0.00             1208.29           1208.29
Profit after tax                                                                                                   2170.63

Segment Assets                                        98286.26               2328.02           101133.02         201747.30
Segment Liabilities                                   45491.43                945.87            24881.49          71318.79
Capital Employed                                      52794.83               1382.15            76251.53         130428.51
Segment Depreciation                                   6228.32                109.55                4.24           6342.11
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




                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Mahanagar Telephone Nigam Limited



                                    By    /s/ R.S.P. Sinha
                                      ----------------------------
                                    Name:  R.S.P. Sinha
                                    Title: Director (Finance)


Date:   January 28, 2003